Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 210-A-I dated May 24, 2011	Term Sheet to Product Supplement No. 210-A-I Registration Statement No. 333-155535 Dated June 21, 2011; Rule 433

Structured Investments	$ Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars, due July 10, 2012

General

  The notes are designed for investors who seek exposure to the performance of the MDAX® Index, converted into U.S. dollars, subject to the Index Adjustment Factor. Investors should be willing to forgo interest and dividend payments and, if the Index, converted into U.S. dollars, declines or if the Ending Index Level is not greater than the Initial Index Level by at least approximately 0.99%, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 10, 2012†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about June 22, 2011 and are expected to settle on or about June 24, 2011.

Key Terms

Index:	The MDAX® Index (the “Index”), converted into U.S. dollars
Payment at Maturity:

Payment at maturity will reflect the performance of the Index, converted into U.S. dollars, subject to the Index Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$1,000 × (1 + Index Return) × Index Adjustment Factor

Because the Index Adjustment Factor is 99.02%, you will lose some or all of your investment at maturity if the Index Return is less than approximately 0.99%. For more information on how the Index Adjustment Factor can affect your payment at maturity, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” in this term sheet.

If the value of the U.S. dollar appreciates against the European Union euro, you may lose some or all of your investment in the notes, even if the Index closing level has increased during the term of the notes.

Index Return:	The performance of the Index, converted into U.S. dollars, from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Index Adjustment Factor:	99.02%
Initial Index Level:	The Adjusted Closing Level of the Index on the pricing date, which is expected to be on or about June 22, 2011
Ending Index Level:	The Adjusted Closing Level of the Index on the Observation Date
Adjusted Closing Level:	On any trading day, the Index closing level on such trading day multiplied by the Exchange Rate on such trading day
Exchange Rate:

The “Exchange Rate” on any trading day will be the spot rate in the interbank market of U.S. dollars per one unit of the European Union euro, as determined by the calculation agent, expressed as the amount of U.S. dollars per European Union euro, as reported by Reuters Group PLC (“Reuters”) on Reuters page “WMRSPOT05” at approximately 4:00 p.m. Greenwich Mean Time.

Underlying Currency:	The European Union euro
Currency Business Day:

A “currency business day” is a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and London, England and (b) banking institutions in The City of New York and London, England are not otherwise authorized or required by law, regulation or executive order to close, each as determined by the calculation agent.

Observation Date:	July 5, 2012†
Maturity Date:	July 10, 2012†
CUSIP:	48125XWE2
†

Subject to postponement in the event of a market disruption event or a currency disruption event and as described under “Description of Notes — Postponement of a Determination Date” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 210-A-I

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 210-A-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-16 of the accompanying product supplement no. 210-A-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

June 21, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 210-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 210-A-I dated May 24, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 210-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 210-A-I dated May 24, 2011:
  http://sec.gov/Archives/edgar/data/19617/000089109211003428/e43711_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity for each $1,000 principal amount note. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 14560 (based on a hypothetical Index closing level on the pricing date of 10400 and a hypothetical Exchange Rate on the pricing date of 1.40) and reflect the Index Adjustment Factor of 99.02%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

29120.0000	100.0000%	98.0400%
25480.0000	75.0000%	73.2850%
21840.0000	50.0000%	48.5300%
18928.0000	30.0000%	28.7260%
17472.0000	20.0000%	18.8240%
16016.0000	10.0000%	8.9220%
15288.0000	5.0000%	3.9710%
14924.0000	2.5000%	1.4955%
14704.1003	0.9897%	-0.0000%
14632.8000	0.5000%	-0.4849%
14560.0000	0.0000%	-0.9800%
13832.0000	-5.0000%	-5.9310%
13104.0000	-10.0000%	-10.8820%
11648.0000	-20.0000%	-20.7840%
10192.0000	-30.0000%	-30.6860%
8736.0000	-40.0000%	-40.5880%
7280.0000	-50.0000%	-50.4900%
5824.0000	-60.0000%	-60.3920%
4368.0000	-70.0000%	-70.2940%
2912.0000	-80.0000%	-80.1960%
1456.0000	-90.0000%	-90.0980%
0.0000	-100.0000%	-100.0000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index, converted into U.S. dollars, increases from the Initial Index Level of 14560 to an Ending Index Level of 15288. Because the Ending Index Level of 15288 is greater than the Initial Index Level of 14560, the investor receives a payment at maturity of $1,039.71 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + 5%) × 99.02% = $1,039.71

Example 2: The level of the Index, converted into U.S. dollars, increases from the Initial Index Level of 14560 to an Ending Index Level of 14632.80. Although the Ending Index Level of 14632.80 is greater than the Initial Index Level of 14560, because of the adverse effect of the Index Adjustment Factor, the investor receives a payment at maturity of $995.15 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + 0.50%) × 99.02% = $995.15

Example 3: The level of the Index, converted into U.S. dollars, decreases from the Initial Index Level of 14560 to an Ending Index Level of 11648. Because the Ending Index Level of 11648 is less than the Initial Index Level of 14560, the investor receives a payment at maturity of only $792.16 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + -20%) × 99.02% = $792.16

These returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

JPMorgan Structured Investments —	TS-2
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars

Hypothetical Examples of Index Return Calculations

The following examples illustrate how the Index Return is calculated in different hypothetical scenarios. The examples below assume that the hypothetical closing level of the Index on the pricing date is 10400, the hypothetical Exchange Rate on the pricing date is 1.40 and, therefore, the hypothetical Initial Index Level is 14560. The hypothetical Index Returns set forth below are for illustrative purposes only and may not be the actual Index Returns. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The Index closing level increases from 10400 on the pricing date to 11440 on the Observation Date, and the Exchange Rate on the Observation Date remains flat at 1.40 from the pricing date to the Observation Date.

The Ending Index Level is equal to:

11440 × 1.40 = 16016

Because the Ending Index Level of 16016 is greater than the Initial Index Level of 14560, the Index Return is positive and is equal to 10%.

Example 2: The Index closing level remains flat at 10400 from the pricing date to the Observation Date, and the Exchange Rate increases from 1.40 on the pricing date to 1.68 on the Observation Date.

The Ending Index Level is equal to:

10400 × 1.68 = 17472

Because the Ending Index Level of 17472 is greater than the Initial Index Level of 14560, the Index Return is positive and is equal to 20%.

Example 3: The Index closing level increases from 10400 on the pricing date to 11440 on the Observation Date, and the Exchange Rate increases from 1.40 on the pricing date to 1.68 on the Observation Date.

The Ending Index Level is equal to:

11440 × 1.68 = 19219.20

Because the Ending Index Level of 19219.20 is greater than the Initial Index Level of 14560, the Index Return is positive and is equal to 32%.

Example 4: The Index closing level increases from 10400 on the pricing date to 11440 on the Observation Date, but the Exchange Rate decreases from 1.40 on the pricing date to 1.12 on the Observation Date.

The Ending Index Level of the Index is equal to:

11440 × 1.12 = 12812.80

Even though the closing level of the Index has increased by 10%, because the Exchange Rate has decreased by 20%, the Ending Index Level of 12812.80 is less than the Initial Index Level of 14560, and the Index Return is negative and is equal to -12%.

Example 5: The Index closing level decreases from 10400 on the pricing date to 9360 on the Observation Date, but the Exchange Rate increases from 1.40 on the pricing date to 1.68 on the Observation Date.

The Ending Index Level is equal to:

9360 × 1.68 = 15724.80

Even though the closing level of the Index has decreased by 10%, because the Exchange Rate has increased by 20%, the Ending Index Level of 15724.80 is greater than the Initial Index Level of 14560, and the Index Return is positive and is equal to 8%.

Example 6: The Index closing level decreases from 10400 on the pricing date to 9360 on the Observation Date, and the Exchange Rate decreases from 1.40 on the pricing date to 1.12 on the Observation Date.

The Ending Index Level is equal to:

9360 × 1.12 = 10483.20

Because the Ending Index Level of 10483.20 is less than the Initial Index Level of 14560, the Index Return is negative and is equal to -28%.

Example 7: The Index closing level remains flat at 10400 from the pricing date to the Observation Date, and the Exchange Rate decreases from 1.40 on the pricing date to 1.12 on the Observation Date.

The Ending Index Level is equal to:

10400 × 1.12 = 11648

Because the Ending Index Level of 11648 is less than the Initial Index Level of 14560, the Index Return is negative and is equal to -20%.

Example 8: The Index closing level decreases from 10400 on the pricing date to 9360 on the Observation Date, and the Exchange Rate remains flat at 1.40 from the pricing date to the Observation Date.

The Ending Index Level is equal to:

9360 × 1.40 = 13104

Because the Ending Index Level of 13104 is less than the Initial Index Level of 14560, the Index Return is negative and is equal to -10%.

JPMorgan Structured Investments —	TS-3
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE PERFORMANCE OF THE MDAX® INDEX, CONVERTED INTO U.S. DOLLARS — The notes provide exposure to the performance of the Index, converted into U.S. dollars, subject to the Index Adjustment Factor. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED IN PART TO THE MDAX® INDEX — The return on the notes is linked to the performance of the MDAX® Index. The MDAX® Index is a capital-weighted index that comprises 50 mid-cap issuers based in Germany from classic sectors (i.e., sectors other than technology sectors). The MDAX® Index is a total return index, which reinvests all income from dividend and bonus payments in the Index portfolio. For additional information regarding the MDAX® Index, see the information set forth under “The MDAX® Index” in the accompanying product supplement no. 210-A-I.
  POTENTIAL EXCHANGE RATE GAINS — Appreciation of the European Union euro against the U.S. dollar may increase the Ending Index Level, which is used to calculate the Index Return. Because the Index Return, and therefore the payment at maturity, is linked to the Ending Index Level, you will benefit from any such appreciation, unless offset by a decrease in the Index closing level.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 210-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.
  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index, the European Union euro relative to the U.S. dollar, or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 210-A-I dated May 24, 2011.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your principal. The amount payable at maturity, if any, will reflect the performance of the Index and changes in the Exchange Rate, subject to a reduction by the Index Adjustment Factor. Because the Index Adjustment Factor reduces the Index Return, if the Ending Index Level is not greater than the Initial Index Level by at least approximately 0.99%, which includes any loss caused by a change in the Exchange Rate, you will lose some or all of your investment in the notes.

JPMorgan Structured Investments —	TS-4
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars

  THE INDEX ADJUSTMENT FACTOR WILL DIMINISH ANY INCREASE IN THE VALUE OF THE INDEX AND MAGNIFY ANY DECLINE IN THE VALUE OF THE INDEX — If the Index Return (which reflects the performance of the Index and the Exchange Rate) is negative or is less than approximately 0.99%, at maturity, you will lose some or all of your investment. In addition, the Index Adjustment Factor will diminish any increase in the value of the Index and magnify any decline in the value of the Index. For each 1% that the Ending Index Level is greater than the Initial Index Level, the return on your investment will increase by less that 1%. In addition, for each 1% that the Ending Index Level is less than the Initial Index Level, you will lose more than 1% of your investment in the notes, provided that the payment at maturity will not be less than zero.
  A DECREASE IN THE VALUE OF THE EUROPEAN UNION EURO RELATIVE TO THE U.S. DOLLAR MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES — The return on the notes is based on the performance of the Index and the Exchange Rate. The Ending Index Level is determined based on the Adjusted Closing Level, which is the Index closing level, converted into U.S. dollars based on the Exchange Rate. Accordingly, any depreciation in the value of the European Union euro relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the European Union euro) may adversely affect your return on the notes.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or other trading activities of ours could result in substantial returns for us or our affiliates while the value of the notes declines.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have. Because the Index Adjustment Factor always reduces the payment at maturity, your return from an investment in the notes may be less than the return from a direct investment in the Index, the European Union euro relative to the U.S. dollar, or the equity securities composing the Index.
  CHANGES IN THE VALUE AND EXCHANGE RATE OF THE INDEX MAY OFFSET EACH OTHER — The notes are linked to the Index, converted into U.S. dollars. Price movements in the Index and movements in the Exchange Rate may not correlate with each other. At a time when the level of the Index or the Exchange Rate increases, the Exchange Rate or level of the Index, respectively, may decline. Therefore, in calculating the Ending Index Level, increases in the level of the Index or the Exchange Rate may be moderated, or more than offset, by declines in the Exchange Rate or level of the Index, respectively. There can be no assurance that the Ending Index Level will be higher than the Initial Index Level. You may lose some or all of your investment in the notes if the Index Return is negative or is less than approximately 0.99%.
  NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the

JPMorgan Structured Investments —	TS-5
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
  ALTHOUGH THE EUROPEAN UNION EURO AND THE U.S. DOLLAR TRADE AROUND THE CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the European Union euro and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the European Union euro and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the European Union and the United States, and economic and political developments in other relevant countries.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in the member countries of the European Union and the United States and between each country and its major trading partners;
    the monetary policies of the European Union and the United States, especially as related to the supply of money; and
    the extent of governmental surplus or deficit in the European Union and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union (including its members), the United States and those of other countries important to international trade and finance.
  CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of a crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the European Union euro relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the level of the Index and the Exchange Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the actual or expected volatility of the Index;
    the exchange rate and the actual or expected volatility of the exchange rate between the U.S. dollar and the European Union euro;
    the time to maturity of the notes;
    the dividend rates paid on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    correlation (or lack thereof) between the Index and the Exchange Rate;
    suspension or disruption of market trading in the European Union euro or the U.S. dollar;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	TS-6
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars

Historical Information

The graph below shows the historical weekly performance of the Index, converted into U.S. dollars, from January 6, 2006 through June 17, 2011, assuming the exchange rates of the European Union euro relative to the U.S. dollar as reported by Bloomberg Financial Markets on the relevant dates were the Exchange Rates on such dates. The exchange rates and the historical weekly Index performance data in such graph were determined by reference to the rates and levels reported by Bloomberg Financial Markets and may not be indicative of the Index performance using the Exchange Rates that would be derived from the applicable Reuters page. The Adjusted Closing Level of the MDAX Index on June 20, 2011 was 14974.08743.

The following graph shows the historical weekly performance of the Index from January 6, 2006 through June 17, 2011. The Index closing level on June 20, 2011 was 10462.61.

JPMorgan Structured Investments —	TS-7
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars

The final graph below shows the historical weekly performance of the European Union euro relative to the U.S. dollar expressed in terms of the conventional market quotation (which is the amount of U.S. dollars that can be exchanged for one European Union euro), as shown on Bloomberg Financial Markets from January 6, 2006 through June 17, 2011. The exchange rate of the European Union Euro on June 20, 2011, as shown on Bloomberg Financial Markets, was 1.4304. The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Index Return.

The Exchange Rate of the European Union euro relative to the U.S. dollar on June 20, 2011, was 1.4312, calculated in the manner set forth under “Key Terms — Exchange Rate” on the front cover of this term sheet.

We obtained the Index closing levels and exchange rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rate used to calculate the Exchange Rate from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of the Index and the Exchange Rate should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index or the Exchange Rate on the pricing date or on the Observation Date. We cannot give you assurance that the performance of the Index and the Exchange Rate will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-35 of the accompanying product supplement no.
210-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-8
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars